03011860

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48740

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE INVESTMENT RESEARCH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

56 East Burlington Avenue
(No. and Street)

Fairfield	Iowa	62556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dawn Ballard — 641-472-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Dawn Ballard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMBRIDGE INVESTMENT RESEARCH, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN J. FISCHER
Commission Number 190586
My Commission Expires
6/10/03

Signature

VP Finance
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE INVESTMENT RESEARCH. INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

CAMBRIDGE INVESTMENT RESEARCH, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cambridge Investment Research, Inc.

We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Investment Research, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 7, 2003

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash and cash equivalents	$	829,829
Receivables:		
Clearing brokers		1,775,660
Commissions		2,319,504
Other		333,225
Deposits with clearing brokers		210,000
Securities owned at market value		10,633
Other assets		183,938
	$	**5,662,789**
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Commissions payable	$	2,794,013
Accounts payable		114,544
Securities sold, but not yet purchased, at market value		105,108
Due to affiliates (Note 3)		7,255
TOTAL LIABILITIES		**3,020,920**
CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY (Note 2)		
Common stock, $.01 par value; 750,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		48,900
Retained earnings		2,592,869
TOTAL SHAREHOLDER'S EQUITY		**2,641,869**
	$	**5,662,789**

The accompanying notes are an integral part of this statement

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commissions	$	32,029,375
Fee-based		19,086,255
Other		1,429,498
Total revenue		**52,545,128**
EXPENSES		
Commissions		43,059,815
Clearing charges		1,800,936
Management fees (Note 3)		5,196,863
General and administrative		291,388
Professional fees		65,997
Regulatory fees		8,317
Total expenses		**50,423,316**
NET INCOME	**$**	**2,121,812**

The accompanying notes are an integral part of this statement

CAMBRIDGE INVESTMENT RESEARCH, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
BALANCES, January 1, 2002	$ 100	$ 48,900	$ 1,698,463	$ 1,747,463
Capital distributions			(1,227,406)	(1,227,406)
Net income			2,121,812	2,121,812
BALANCES, December 31, 2002	$ 100	$ 48,900	$ 2,592,869	$ 2,641,369

CAMBRIDGE INVESTMENT RESEARCH, INC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,121,812
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in receivables - clearing brokers		(90,596)
Increase in receivables - commissions		(74,430)
Increase in receivables - other		(52,177)
Increase in deposit with clearing broker		(10,000)
Increase in securities owned, at market value		(9,489)
Increase in commissions payable		258,859
Decrease in accounts payable		(49,560)
Decrease in due to clearing broker		(132,578)
Increase in securities sold, but not yet purchased		104,492
Decrease in due to affiliate		(189,690)
Net cash provided by operating activities		1,876,643
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in other assets		(91,883)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital distributions		(1,227,406)
NET INCREASE IN CASH AND CASH EQUIVALENTS		557,354
CASH AND CASH EQUIVALENTS, at beginning of year		272,475
CASH AND CASH EQUIVALENTS, at end of year	$	829,829

The accompanying notes are an integral part of this statement

CAMBRIDGE INVESTMENT RESEARCH INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cambridge Investment Research, Inc. (the Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission. In this capacity, it deals primarily in mutual funds, managed accounts, and insurance related products. In addition, the Company may purchase and sell common stocks, bonds, limited partnerships and other investments on behalf of its customers.

Securities owned or sold, but not yet purchased by the Company are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions on a trade date basis. Commission revenue and related expenses are accrued on a trade date basis.

The Company, under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of the statement of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service. The Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company's financial instruments including cash, deposits, receivables, accounts payable and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold, but not yet purchased, are valued at market value using quoted market prices.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $1,830,013 and $194,387, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.59 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs will be paid by the affiliate. The Company pays the affiliate a calculated portion of these costs monthly. The affiliate was paid management fees amounting to $5,196,863 during the year ended December 31, 2002.

The Company had a payable to an affiliate of $7,255 at December 31, 2002.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables and deposits from these clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of these securities decline subsequent to December 31, 2002. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2002 market value of the securities, and may incur a loss if the market value of such securities increases subsequent to December 31, 2002.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the any of these banks cease business.

The Company is involved in litigation arising out of the normal course of business. In these matters, indeterminate amounts are sought. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict or determine the final outcome at the present time.

SUPPLEMENTARY INFORMATION

CAMBRIDGE INVESTMENT RESEARCH, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDIT:		
Shareholder's equity	$	2,641,869
DEBITS:		
Nonallowable assets		
Receivables - commissions		227,329
Receivables - clearing brokers		17,076
Receivables - other		311,805
Other assets		187,608
Insurance deductible in excess of allowed		23,000
Total debits		766,818
Net capital before haircuts on securities positions		1,875,051
Haircuts on securities positions and money market accounts		45,038
NET CAPITAL		**1,830,013**
Minimum requirements of 6-2/3% of aggregate indebtedness of $2,915,812 or $50,000, whichever is greater		194,387
Excess net capital	**$**	**1,635,626**
AGGREGATE INDEBTEDNESS:		
Commission payable	$	2,794,013
Accounts payable		114,544
Due to affiliates		7,255
TOTAL AGGREGATE INDEBTEDNESS	**$**	**2,915,812**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.59 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2002.

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Cambridge Investment Research, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Cambridge Investment Research, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of its exemptions from rule 15c3-3 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) as of December 31, 2002 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 7, 2003